Companhia Brasileira de Distribuição (CBD)

Sales Performance and Guidelines for 2006-2007

São Paulo, Brazil, January 12, 2006 – Companhia Brasileira de Distribuição – CBD [BOVESPA: PCAR4 (PN); NYSE: CBD], announces its sales performance in December 2005 (preliminary and non-audited) and some guidelines for 2006-2007. Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Guidelines 2006-2007

Increase its operating efficiency, competitiveness and profitability is the main focus for CBD in 2006-2007. Among the ongoing restructuring initiatives to reach these objectives, we highlight:

•	Commercial Dynamic Project: review the management model, processes and systems related to purchases and category management. The goal of this project, initiated in the first quarter of 2005, is to generate efficiency gains in negotiations with suppliers, in the definition of assortment and pricing strategies, in promotions and exposure of the products in the stores

•	Zero Base Budget;

•	Centralization of internal services; o Creation of a department to centralize the purchase of non saleable products and services; o Use of internal benchmarks to replicate best practices and to increase stores productivity.

•	Creation of a department to centralize the purchase of non saleable products and services; o Use of internal benchmarks to replicate best practices and to increase stores productivity.

•	Use of internal benchmarks to replicate best practices and to increase stores productivity.

The efficiency gains we expect to reach with these initiatives will gradually be reinvested in lower prices to the clients, allowing for the increase in the traffic of customers in our stores, volume gains and, consequently, increasing Same Store Sales – which is the most efficient way to reach higher returns on invested capital.

Within this context, we expect to reach operating margins in 2006 similar to those registered in 2005, with higher Same Store Sales – which we expect to increase above the inflation rate expected for the year.

In line with the organic growth goal, CBD plans to invest R$1.5 billion in 2006-2007, entirely financed by its internal cash generation and destined, mainly, to the opening of 16-20 hypermarkets and 40-60 supermarkets – representing a 6% to 8% average annual increase in the sales area. These investments are subject to the approval of the Company’s Board of Directors.

Sales Performance December and Year 2005

In 2005, Gross Sales reached R$16,120.4 million, a 5.4% growth compared to 2004. Net Sales totaled R$ 13,395.7 million, a 6.6% growth compared to the last year.

(R$ million)	4Q04	4Q05	% Chg	2004	2005	% Chg
Gross Sales	4,375.4	4,521.5	3.3	15,297.4	16,120.4	5.4
Net Sales	3,595.2	3,755.3	4.5	12,565.0	13,395.7	6.6

2005 presented a retracted consumption environment, resulting from lower consumer purchasing power and decrease in consumers’ confidence levels since the beginning of the second half of the year. Additionally, sales were impacted by a strong fall in prices of several categories, especially perishables and commodities, as a result of the excessive offer of some products and the appreciation of Real against Dollar. The deflation in some heavy-weighted products in the consumers’ basket was over 30% in 2005.

Non Food Products presented the best performance in 2005 among all product categories, stimulated for the widened availability of consumer credit, highlighting the significant increase in payroll loans.

Same Stores Sales grew by 2.6% in the year, with 0.1% growth in food products and 12.5% growth in non-food products.

The highlight of the year was the strong recovery in Sendas business unit throughout the second half of the year, as a consequence of increased price competitiveness and investments made in stores’ remodeling and advertising.

Gross sales in December reached R$1,813.2 million and net sales totaled R$1,497.5 million, with growth rates of 2.6% and 3.4%, respectively.

Same Store Sales followed the same trend of the previous months, declining by 1.7%. It is important to note the strong comparison basis, with 11.1% growth in December 2004.

Food products fell by 4.4%, whilst non-food products grew by 6.0%. Although the continuing tough environment for consumption in December, CBD believes that, as in the previous months, increased its market share, based on the flow of clients in its stores compared to the competition.

Note: Same store sales figures include only stores with operating periods longer than 12 months.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone:  (55 11) 3886 0421 Fax: (55 11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.